SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

13 August 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics
 PLC

Re share price rise

London, UK; Brentwood, TN, US;

13 August
 2008
 -

Protherics

PLC ("
Protherics
" or the "Company"), t
he international biopharmaceutical company focused on critical care and cancer
,

notes
today
's rise in the Company's share price and confirms
it has received
approaches
from a number of
parties interested in acquiring

Protherics
, which the board is considering
.
 However, t
here
can be no certainty that an
y formal
 offer will be made, nor as to the terms on
 which any offer might be made.

A further announcement will be made in due course.

In accordance with Rule 2.10
of the City Code on Takeovers and Mergers (the "Code")
,
Protherics
 confirms that at the close of business on
12 August
 2008
,
it has
342,159,034
 ordinary shares of 2
 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code
GB00070290
.

ENDS

For further information please contact:

Protherics	+44 (0) 20 7 246 9 950
Andrew Heath, CEO
Rolf Soderstrom, Finance Director
Nick Staples, Director of Corporate Affairs

Jefferies International Ltd.
Ian Crosbie	+44 (0)20 7029 8000

Nomura Code Securities Ltd.
Chris Collins	+44 (0) 207 776 1200

Financial Dynamics - press enquiries
Ben Atwell	+44 (0) 20 7831 3113

Or visit
www.Protherics.com

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of
Protherics
, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of
Protherics
, they will be deemed to be a single person for the purpose of

Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of
Protherics
 by
a potential offeror
, or by
Protherics
, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk
.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel
.

The Directors of
Protherics
 accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of
Protherics
, who have taken all reasonable care to ensure that this is the case, this information is in accordance with the facts and does not omit anything likely to affect its import. This announcement does not constitute an offer or invitation to purchase or subscribe for any securities of the Company.

Jefferies International Limited, which is authorised and regulated in the UK by The Financial Services Authority, is acting exclusively for
Protherics

and no one else in connection with the
matters referred to in this announcement

and, accordingly, will not be responsible to anyone other than
Protherics
 for providing the protections afforded to customers of Jefferies International Limited or for providing advice in relation to the matters referred to in this announcement
.

Notes for Editors:

About
Protherics

Protherics
 (LSE: PTI, NASDAQ: PTIL) is a leading
international
biopharmaceutical company focused on specialist products for critical care and cancer.

Protherics
 has produced two FDA approved biologics for critical care use which are currently sold in the US: CroFab™, a
North American
pit viper antivenom and DigiFab™, a digoxin antidote.
Protherics
 reported revenues of £2
6.1
 million for its year end
ed
 31 March 2008 and
a
strong cash balance of £37.7 million.

The Company's strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics
 has two major development opportunities in its portfolio. CytoFab™ is being developed by AstraZeneca, for the treatment of severe sepsis, following a major licensing deal announced in December 2005. AstraZeneca is conducting an additional phase 2 programme following changes to the commercial manufacturin
g process. A new formulation of Angiotensin Therapeutic Vaccine, for the treatment of hypertension, has today commenced a
phase 2a study.

Protherics
 also has four novel products being developed in a range of

cancer indications
where
it intends to undertake the sales and marketing in the US and/or the EU.

With headquarters in London, the Company has approximately 300 employees across its operations in the UK, US and Australia.

For further information visit:
www.Protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties including with respect to products under development and the progress and completion of clinical trials.

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors discussed
 in
Protherics
' Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and
Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by, or on behalf of,
Protherics
.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 13 August 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director